

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 30, 2008

Via U.S. mail and facsimile

Mr. Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

>   **RE: AllianceBernstein Holding L.P.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **File No. 001-09818**

Dear Mr. Joseph:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 101
Compensation Discussion and Analysis, page 101

1.   We note your disclosure that Mr. Sanders plays an active role in the work of the
        compensation committee. Please tell us, with a view toward future disclosure,
        whether the compensation committee approved Mr. Sanders' and Mr.
        Lieberman's recommendations for salary, bonus and deferred compensation or
        discuss the extent to which the committee determined to pay or award
        compensation other than as recommended.

2.   Please provide us, with a view toward future disclosure, the following
        information:

        • a detailed discussion of how you use the comparative compensation
          information provided by your compensation consultants and how it affects
          your decisions with regard to each executive officer's compensation,

        • whether you retain discretion as to how to utilize the information obtained
          from the benchmarking data,

        • disclosure that identifies the companies used in the comparative
          benchmarking data, discloses the basis on which the companies were selected
          and discusses the compensation components used in the comparative
          benchmarking data, and

        • the extent to which your executive officers' salaries compare with that of the
          executive officers of the selected companies (e.g. whether the salary falls
          within the ranges of executive salaries awarded by the selected companies).

Compensation Elements for Executive Officers, page 102

3.   Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states
        that a principal executive officer's compensation should be discussed separately
        where the policy or decisions for that executive officer are materially different.
        Please describe to us in greater detail, with a view toward future disclosure, your
        executive officers' compensation, as certain amounts listed in your Summary
        Compensation Table appear to be based on policies or decisions that are
        materially different from the policies or decisions for your other executive
        officers.

Cash Bonus, page 102

4.   Please provide us, with a view toward future disclosure, the following information:

- Disclose the formula and dollar amounts used to calculate the bonus pool and quantify any adjustments made by management.

- For each executive officer, describe each element of business and operational goals that were established to determine the cash bonus.

- Clarify the extent to which such listed business and operational goals for each officer are measured objectively or whether management and the committee uses discretion to determine whether those goals and objectives have been met.

Deferred Compensation, page 102

5.   Please quantify and describe in greater detail, with a view toward future disclosure, how deferred compensation is calculated for each of your executive officers, including how the bonus pool is calculated.

CEO Arrangements, page 103

6.   Please tell us, with a view toward future disclosure, the dollar amount of adjusted consolidated operating income and explain how it is calculated.

Non-Qualified Deferred Compensation, page 108

7.   Please provide us, with a view toward future disclosure, with the material terms of the non-qualified deferred compensation with respect to payouts, withdrawals and other distributions for each executive. See Item 402(i)(3) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone at (202) 551-3262 or Brigitte Lippmann at (202) 551-3713 or, in their absence, me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director